# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIM GROUP, INC., CIK 0001498547
CUSIP: 000000000
Title of class of securities: Special Voting Preferred Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2398 East Camelback Road, 4th Floor, Phoenix, Arizona (AZ), 85016
Date of event which requires filing of this statement: 06/24/2026
Filed by CIK 0002141619
Persons authorized to receive notices and communications: David Thompson, CIM Group Holdings, LLC, VP and CFO, 4700 Wilshire Boulevard, Los Angeles, California (CA), 90010, (602) 778-8700

## Reporting persons
- CIM Group Holdings, LLC (CIK 0002141619): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 907,376,073.66; shared voting power 0; sole dispositive power 907,376,073.66; shared dispositive power 0; aggregate amount beneficially owned 907,376,073.66 (100% of the class)
  Comment: Share amounts reported are rounded to two decimal places.
- Richard Ressler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 907,376,073.66; sole dispositive power 0; shared dispositive power 907,376,073.66; aggregate amount beneficially owned 907,376,073.66 (100% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported shares of Special Voting Preferred Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
  
  Share amounts reported are rounded to two decimal places.
- Avraham Shemesh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 907,376,073.66; sole dispositive power 0; shared dispositive power 907,376,073.66; aggregate amount beneficially owned 907,376,073.66 (100% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported shares of Special Voting Preferred Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
  
  Share amounts reported are rounded to two decimal places.
- Shaul Kuba: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 907,376,073.66; sole dispositive power 0; shared dispositive power 907,376,073.66; aggregate amount beneficially owned 907,376,073.66 (100% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported shares of Special Voting Preferred Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
  
  Share amounts reported are rounded to two decimal places.

## Item 1. Security and Issuer
Title of class of securities: Special Voting Preferred Stock, par value $0.01 per share
Name of issuer: CIM GROUP, INC.
Address of issuer's principal executive offices: 2398 East Camelback Road, 4th Floor, Phoenix, Arizona (AZ), 85016
Comment: This Schedule 13D relates to the Special Voting Preferred Stock, par value $0.01 per share (the "Special Voting Preferred Shares"), of CIM Group, Inc., a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016.

## Item 2. Identity and Background
Name of person filing: CIM Group Holdings, LLC, a Delaware limited liability company, Richard Ressler, Avraham Shemesh and Shaul Kuba
Residence or business address: 4700 Wilshire Boulevard, Los Angeles, California 90010
Present principal occupation or employment: This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of CIM Group Holdings, LLC, a Delaware limited liability company ("CIM Group Holdings"), Richard Ressler, Avraham Shemesh and Shaul Kuba (collectively, the "Reporting Persons"). The address of the principal office of each Reporting Person is 4700 Wilshire Boulevard, Los Angeles, California 90010. As of the date of this report, CIM Group Holdings, LLC is principally engaged in the business of holding the Special Voting Preferred Shares and New OP Class A LP Units (as defined below) as described herein. Richard Ressler, Avraham Shemesh and Shaul Kuba, each U.S. citizens, are the control persons of CIM Holdings, L.P., a Delaware limited partnership, and CIM Holdings, Inc., a California corporation (collectively, "CIM Holdings"), which have the right to appoint a number of directors that constitutes a majority of the board of directors of CIM Group, LLC, a Delaware limited liability company ("Legacy CIM"), which is the sole manager of CIM Group Management Holdings, LLC, a Delaware limited liability company ("CIM Group Management Holdings"), which is the sole managing member of CIM Group Holdings. Richard Ressler is a Co-Founder and Principal of CIM Group, L.P. ("CIM LP") with more than 30 years of active real estate, infrastructure and lending experience. Mr. Ressler is the founder and president of Orchard Capital Corporation ("Orchard Capital"), a firm that provides consulting and advisory services to companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, (i) Legacy CIM, (ii) CIM LP, (iii) Orchard First Source Asset Management Holdings, LLC ("OFSAM Holdings"), a holding company consisting of asset management businesses, including OFS Capital Management, LLC, a registered investment adviser focusing primarily on investments in middle-market loans and broadly syndicated loans, debt and equity positions in CLOs and other structured credit investments and other registered investment advisers focusing primarily on investments in broadly syndicated loan, and (iv) OCV Management, LLC ("OCV"), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest. Mr. Ressler served as non-executive chairman of the board of Ziff Davis, Inc. (Nasdaq: ZD), formerly known as j2Global, Inc., from 1997 until May 2022 and as its chief executive officer from 1997 to 2000. Mr. Ressler served as the chief executive officer, president and a director of CIM Income NAV, Inc. ("CIM Income NAV") from February 2018 to December 2021 and as Chairman of the board of directors of CIM Income NAV from August 2018 to December 2021 until CIM Income NAV's merger with and into the Issuer in December 2021. Mr. Ressler served as the chief executive officer, president, and director of Cole Office & Industrial REIT (CCIT III), Inc. ("CCIT III") from February 2018 and as chairman of its board of directors from August 2018 until CCIT III's merger with and into the Issuer in December 2020. Mr. Ressler also served as a director of Cole Office & Industrial REIT (CCIT II), Inc. ("CCIT II") from January 2019 until CCIT II's merger with Peakstone Realty Trust (f/k/a Griffin Realty Trust, Inc. ("GRT")) in March 2021. He served as a director of Cole Credit Property Trust V, Inc. ("CCPT V") from January 2019 to October 2019. Mr. Ressler is also the chairman of the board of directors (the "Board"), chief executive officer and president of the Issuer. Avraham Shemesh, Co-Founder, a Principal of CIM LP and president of CIM LP's Real Asset Management division, has more than 30 years of active real estate, infrastructure and lending experience. Since co-founding CIM LP in 1994, Mr. Shemesh has been instrumental in building CIM LP's real estate, infrastructure and debt platforms. He serves on CIM LP's Investment, Allocation, Real Assets Management and Valuation Committees, as well as various subcommittees, providing guidance on the diverse opportunities available across CIM LP's various platforms. Mr. Shemesh is responsible for CIM LP's long-time relationships with strategic institutions and oversees teams essential to acquisitions, portfolio management and internal and external communication. He serves as an officer of various affiliates of CIM LP. In addition, Mr. Shemesh served as a director of the Issuer from March 2019 until February 2024. He served as a director of CIM Income NAV from January 2019 to December 2021 when CIM Income NAV merged with the Issuer. He also served as the chief executive officer and president and as a director of CCIT II from February 2018, and as chairman of the board of directors of CCIT II from August 2018 until CCIT II's merger with GRT in March 2021. Until the mergers of such entities with and into the Issuer in December 2020, he served as the Chief Executive Officer and as a director of CCPT V beginning in March 2018, as Chairman of the board of directors of CCPT V beginning in August 2018, and as a director of CCIT III beginning in January 2019. Mr. Shemesh is also a vice president of the Issuer. Prior to CIM LP, Mr. Shemesh was involved in a number of successful entrepreneurial real estate activities, including co-founding Dekel Development, a developer of a wide variety of commercial and multifamily properties in Los Angeles. Shaul Kuba, Co-Founder, a Principal of CIM LP, and president of CIM LP's Real Asset Services division, has more than 30 years of active real estate, infrastructure and lending experience. Since co-founding CIM LP in 1994, Mr. Kuba has been an integral part of building CIM LP's platforms. As a principal and head of CIM LP's Development Group, he is actively involved in the development, redevelopment and repositioning of CIM LP's real estate assets. Additionally, Mr. Kuba is instrumental in sourcing new opportunities and establishing and maintaining relationships with national and regional retailers, hospitality brands and restaurateurs. He serves on CIM LP's Investment, Allocation and Real Asset Management Committees, as well as various subcommittees and provides guidance on the diverse opportunities across CIM LP's platforms. He also serves as an officer of various affiliates of CIM LP. Mr. Kuba is also a vice president of the Issuer. Prior to CIM LP, Mr. Kuba was involved in a number of successful entrepreneurial real estate activities including co-founding Dekel Development, a developer of commercial and multifamily properties in Los Angeles.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Delaware for CIM Group Holdings; United States for Richard Ressler, Avraham Shemesh and Shaul Kuba

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 4 for a description of the source and amount of consideration for the Special Voting Preferred Shares that are the subject hereof. The information set forth or incorporated in Item 4 with respect to such matters is incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 24, 2026, the Issuer acquired the real assets management business and portfolio of investments of Legacy CIM as part of a series of transactions undertaken to establish the Issuer as a diversified owner, operator, lender, developer and real assets management platform. These transactions (collectively, the "Transactions") consisted of:

* The formation by the Issuer of a new operating partnership, CIM Finance Holdings, LP ("New OP"), in which CIM Finance Holdings GP, LLC, a wholly-owned subsidiary of the Issuer ("New OP General Partner"), is the sole general partner.

* The contribution by the Issuer of all of the Issuer's equity interests in CIM Real Estate Finance Operating Partnership, LP ("Existing OP") to New OP in exchange for limited partnership units in New OP ("New OP Class B LP Units").

* The contribution and assignment by the Issuer of all of the Issuer's other material assets and liabilities to Existing OP, including the Second Amended and Restated Management Agreement, dated March 24, 2023 (the "Original Management Agreement"), by and between the Issuer and CIM Real Estate Finance Management, LLC, a Delaware limited liability company (the "Manager").

* The contribution by CIM Group Holdings of all of the issued and outstanding equity interests of CIM Group Management, LLC and CIM Group Investments, LLC (the "Contributed Entities"), which comprise Legacy CIM's real assets management business and portfolio, together with $1,000 of cash consideration, to New OP in exchange for newly issued Class A limited partnership units in New OP possessing the same economic rights as the New OP Class B LP Units and certain consent rights (the "New OP Class A LP Units") and Special Voting Preferred Shares.

As a result of the Transactions, CIM Group Holdings holds 907,376,073.663 New OP Class A LP Units and 907,376,073.663 Special Voting Preferred Shares, representing approximately 67.5% economic and voting ownership of the combined company. Messrs. Ressler, Shemesh and Kuba may be deemed to beneficially own the 907,376,073.663 New OP Class A LP Units, or 100% of the outstanding New OP Class A LP Units, held by CIM Group Holdings by virtue of being the control persons of CIM Holdings, which has the right to appoint a number of directors that constitutes a majority of the board of directors of Legacy CIM, which is the sole manager of CIM Group Management Holdings, which is the sole managing member of CIM Group Holdings. Each of Messrs. Ressler, Shemesh and Kuba disclaims beneficial ownership of the reported New OP Class A LP Units except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

See Item 6 for a description of contracts, arrangements, understandings or relationships with respect to securities of the Issuer, which, among other things, include covenants and other agreements by CIM Group Holdings relating to the potential acquisition of additional securities of the Issuer, the composition of the Board, and the Issuer's capitalization and certain other corporate transactions. The information set forth or incorporated in Item 6 with respect to such matters is incorporated by reference in this Item 4.

As permitted by law, and subject to the terms of the contracts and arrangements described in Item 6, the Reporting Persons may purchase additional securities or may dispose of all or a portion of the securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from Legacy CIM and its affiliates.

Messrs. Ressler, Shemesh and Kuba are members of the Issuer's executive management team. Additionally, Mr. Ressler is the chairman of the Board, and the Contribution Agreement contemplates the appointment of Messrs. Shemesh and Kuba to the Board following the consummation of the Transactions. As such, Messrs. Ressler, Shemesh and Kuba are or will be actively involved in influencing and considering the strategy and operations of the Issuer. Mr. Ressler, as Chief Executive Officer is and will be involved, and Messrs. Ressler, Shemesh and Kuba, as Board members, will be involved in the oversight of, all significant aspects of the Issuer, including the Issuer's business, operations, management, ownership, capital and corporate structure, dividend policy, corporate governance, Board composition, incentive programs and transactions as a means of enhancing shareholder value, including share repurchases and strategic and other corporate transactions. Messrs. Ressler, Shemesh and Kuba have in the past considered and may in the future consider a wide variety of matters and plans or proposals that could result in the occurrence of any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. As a result of their ownership interest in the Issuer, the Reporting Persons exercise significant influence and control over the Issuer's business practices and strategy and all matters requiring action by the Issuer's shareholders, including the election of the entire Board and the ability as shareholders acting collectively to unilaterally approve or reject strategic or other corporate transactions.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results of operations, price levels of the Common Shares (as defined below), conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take or propose to take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional New OP Class A LP Units or acquiring Common Shares (or other securities of or interests in the Issuer or its subsidiaries) and/or the entirety of the Issuer or disposing of all or a portion of the New OP Class A LP Units or Common Shares (or other securities of or interests in the Issuer or its subsidiaries) beneficially owned or hereafter acquired by them in the public markets, in privately negotiated transactions or otherwise, and potentially entering into derivative or other transactions that increase or decrease the Reporting Persons' economic interest in or control over the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
CIM Group Holdings directly owns 907,376,073.663 Special Voting Preferred Shares, which represent 100% of the outstanding Special Voting Preferred Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to beneficially own the 907,376,073.663 Special Voting Preferred Shares, or 100% of the outstanding Special Voting Preferred Shares, held by CIM Group Holdings by virtue of being the control persons of CIM Holdings, which has the right to appoint a number of directors that constitutes a majority of the board of directors of Legacy CIM, which is the sole manager of CIM Group Management Holdings, which is the sole managing member of CIM Group Holdings. Each of Messrs. Ressler, Shemesh and Kuba disclaims beneficial ownership of the reported Special Voting Preferred Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Schedule 13D shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The percentage of Special Voting Preferred Shares outstanding reported as beneficially owned by each person herein on the date hereof is based on 907,376,073.663 Special Voting Preferred Shares outstanding on June 29, 2026 as reported in the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 29, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: CIM Group Holdings has the sole power to vote and dispose of 907,376,073.663 Special Voting Preferred Shares. Messrs. Ressler, Shemesh and Kuba have shared power to vote and dispose of 907,376,073.663 Special Voting Preferred Shares.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Persons have not effected any transactions in the Special Voting Preferred Shares in the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Special Voting Preferred Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See Item 4 for a description of the New OP Class A LP Units. The information set forth or incorporated in Item 4 with respect to the New OP Class A LP Units is incorporated by reference in this Item 6.

Contribution and Subscription Agreement

On June 24, 2026, the Issuer, New OP and CIM Group Holdings entered into the Contribution and Subscription Agreement (the "Contribution Agreement") pursuant to which CIM Group Holdings contributed all of the issued and outstanding equity interests of the Contributed Entities to New OP in exchange for 907,376,073.663 newly issued New OP Class A LP Units and 907,376,073.663 Special Voting Preferred Shares representing approximately 67.5% economic and voting ownership of the combined company.

Earnout Provisions

The Contribution Agreement provides that the Issuer and New OP will effect a potential earnout issuance to CIM Group Holdings of New OP Class A LP Units and Special Voting Preferred Shares that could increase CIM Group Holdings' economic and voting ownership of the combined company by up to approximately 3.75%, based on the achievement of certain financial performance metrics from January 1, 2026 through December 31, 2028 (the "Earnout Period"). If New OP Class A LP Units are issued to CIM Group Holdings as part of an earnout payment, New OP will be required to make a special cash distribution to CIM Group Holdings in an amount equal to the aggregate distributions CIM Group Holdings would have been entitled to receive in respect of such New OP Class A LP Units had CIM Group Holdings held such New OP Class A LP Units through the period commencing on the date immediately following the expiration of the Earnout Period and ending on the actual payment date of the earnout amount.

Listing and Liquidity Alternatives

The Issuer has agreed to use commercially reasonable efforts to pursue a listing of its shares of common stock, $0.01 par value per share (the "Common Shares") on a national securities exchange (a "Listing"), including initiating the listing process within 24 months following the closing and consummating such Listing within five years following the closing. Prior to the consummation of a Listing, the Issuer is required to use commercially reasonable efforts to seek additional third-party capital investment from one or more bona fide third-party investors willing to permit at least fifty percent (50%) of the net cash proceeds of such investment to be reserved and applied solely for the purpose of redeeming or repurchasing Common Shares held by stockholders unaffiliated with CIM Group Holdings or the Issuer. If a Listing has not been consummated by the fifth anniversary of the closing, the Issuer has agreed to evaluate and pursue in good faith a recapitalization transaction intended to provide liquidity to its stockholders and to use commercially reasonable efforts to consummate such transaction. If CIM Group Holdings determines that a recapitalization is not reasonably likely to be completed within one year following the fifth anniversary of the closing, CIM Group Holdings may require the Issuer to pursue alternative strategic transactions, including a sale of the Issuer, business combination or other liquidity event, subject to the terms and conditions set forth in the Contribution Agreement.

Dividends and Distributions

For a three-year period following the closing, New OP will be required to make distributions sufficient to allow the Issuer to declare and pay quarterly dividends to stockholders of the Issuer of at least $0.06 per Common Share for the first four quarters following the closing, $0.07 per Common Share for the next four quarters, and $0.095 per Common Share for the next four quarters. The obligations of the Issuer and New OP to make the dividends and distributions described above are each subject to applicable law. Furthermore, New OP's obligation to make distributions to the Issuer may be waived, in whole or in part, at any time by the affirmative vote or written consent of a majority of the independent members of the Board.

Specified Investment Opportunities

The Contribution Agreement provides that, before certain specified investment opportunities may be pursued by the three founders of Legacy CIM - Richard Ressler, Avraham Shemesh and Shaul Kuba (the "CIM Principals") - CIM Group Holdings is required to provide notice of the opportunity to the Issuer. Following receipt of such notice, the Issuer, acting through the Board, will have ten business days to determine whether it wishes to pursue the opportunity. If the Issuer declines the opportunity or does not respond within the specified period, the opportunity will be deemed waived by the Issuer and the CIM Principals may pursue the opportunity without any further obligation to the Issuer.

Post-Closing Governance

The Contribution Agreement provides that CIM Group Holdings will vote all of its Special Voting Preferred Shares such that the terms of service of (i) T. Patrick Duncan, W. Brian Kretzmer and Howard A. Silver, subject to their nomination and recommendation by the Board, and (ii) any additional independent director candidates necessary to ensure that a majority of the Board is comprised of independent directors will expire no sooner than the one-year anniversary of the consummation of a Listing, recapitalization or strategic transaction, whichever occurs first. The Contribution Agreement contemplates that, as soon as reasonably practicable following the closing, the Issuer will take, and will cause the Board to take, all steps reasonably necessary to cause any director affiliated with CIM Group Holdings (other than Richard Ressler) to resign from the Board and to elect to the Board Avraham Shemesh, Shaul Kuba and an additional individual designated by CIM Group Holdings who satisfies applicable independence standards.

Equity Awards

The Contribution Agreement includes an acknowledgement by the parties that the Transactions do not constitute a "Change of Control" as defined under the Issuer's equity plans, and that accordingly, all unvested existing equity awards will continue to operate and vest in accordance with their existing terms. The Contribution Agreement contemplates that, following the closing, the Issuer will issue equity awards under the CIM Real Estate Finance Trust, Inc. 2024 Manager Equity Incentive Plan (the "2024 Manager Plan") with respect to the 2025 performance year in an aggregate amount of 2,195,923 shares (the "2025 Awards") to the Manager and/or the Issuer's eligible named executive officers, on terms and conditions consistent with the 2024 Manager Plan and as determined by the Board. Pursuant to the foregoing, 2,165,489.342 restricted stock units ("RSUs") were awarded to the Manager, and 30,433.658 RSUs were awarded to David Thompson, the newly appointed Chief Financial Officer, Principal Accounting Officer and Treasurer of the Issuer. The Contribution Agreement also contemplates that, following the closing, one or more of the Contributed Entities, or one of its subsidiaries, designated by CIM Group Holdings will offer to repurchase vested and unrestricted Common Shares from eligible holders.

Other Terms

The Contribution Agreement also contains representations and warranties by the parties, indemnification provisions, and other customary terms and conditions. The representations, warranties and covenants of each party set forth in the Contribution Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Contribution Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Contribution Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties were made only as of the date of the Contribution Agreement or such other date as is specified in the Contribution Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Contribution Agreement, which subsequent information may or may not be fully reflected in the Issuer's public disclosures. Accordingly, the Contribution Agreement is included with this filing only to provide investors with information regarding the terms of the Contribution Agreement, and not to provide investors with any factual information regarding the parties thereto, their respective affiliates or their respective businesses.

Second Amended and Restated Agreement of Limited Partnership of New OP

On June 24, 2026, the Issuer, New OP General Partner, and CIM Group Holdings entered into the Second Amended and Restated Agreement of Limited Partnership of New OP (the "New OP Limited Partnership Agreement").

New OP General Partner has general authority to manage the business and affairs of New OP, including authority with respect to acquisitions and dispositions, financings, investments, borrowings, litigation matters and other operational decisions. Notwithstanding the foregoing, the New OP Limited Partnership Agreement contemplates that Issuer, New OP, and their respective subsidiaries may not take specified actions without the prior written consent of holders of more than 50% of the then issued and outstanding New OP Class A LP Units or, in the case of actions to be taken by the Issuer or any subsidiaries of the Issuer (for the avoidance of doubt, excluding New OP and its subsidiaries), the holders of more than 50% of the then issued and outstanding Special Voting Preferred Shares until such time as (i) CIM Group Holdings and its permitted transferees collectively hold less than 10% of the partnership units of New OP that are issued and outstanding as of closing (as appropriately adjusted hereafter to give effect to any unit split, reverse split, combination, reclassification, recapitalization or similar transaction) and (ii) the consummation of a Listing.

At the closing, the New OP Limited Partnership Agreement provides that the limited partnership units of New OP consist entirely of (i) New OP Class A LP Units, which may only be issued to limited partners (other than the Issuer) and only on a one-to-one basis with the number of votes that the Special Voting Preferred Shares issued by the Issuer entitle the holders thereof to cast with respect to any matter as to which such holders are entitled to cast votes under the Issuer's charter and applicable law, and (ii) New OP Class B LP Units, which may only be issued to the Issuer and only on a one-to-one basis with each Common Share issued by the Issuer such that, as of any given time, the number of issued and outstanding New OP Class B LP Units are the same as the number of issued and outstanding Common Shares.

The New OP Limited Partnership Agreement contemplates that any and all distributions by New OP of cash, stock or any other property to the partners of New OP will be made to the partners in proportion to their respective percentage ownership of New OP limited partnership units, subject to an entitlement to customary tax distributions intended to enable partners to satisfy tax liabilities arising from allocations of taxable income.
Until the consummation of a Listing, the holders of New OP Class A LP Units have no right to have their New OP Class A LP Units redeemed or exchanged for Common Shares. Following the consummation of a Listing, the New OP Limited Partnership Agreement provides holders of New OP Class A LP Units the right to require New OP to redeem, subject to specified conditions and restrictions, such holders' New OP Class A LP Units in exchange for a like number of Common Shares (any Common Shares issued or issuable in such an exchange, "Exchanged Common Shares") or, at the election of the Issuer, a cash amount representing the value of such Common Shares. In connection with any such exchange, the Issuer is required to concurrently redeem any Special Voting Preferred Shares issued in correspondence to such redeemed New OP Class A Units.

The New OP Limited Partnership Agreement also contains other customary provisions, including restrictions on transfers, preemptive rights and other provisions governing the issuance of additional partnership interests and additional funding arrangements.

Tax Receivable Agreement

On June 24, 2026, the Issuer, New OP and CIM Group Holdings entered into a Tax Receivable Agreement (the "Tax Receivable Agreement").

The Tax Receivable Agreement generally provides for the payment by the Issuer to CIM Group Holdings and other beneficiaries of 85% of certain tax benefits, if any, actually realized by the Issuer as a result of increases in tax basis and other tax attributes arising from exchanges or redemptions of New OP Class A LP Units and certain other transactions.

The amount and timing of payments under the Tax Receivable Agreement will vary depending on a number of factors, including the timing of exchanges, the amount of tax basis increases, the taxable income generated by the Issuer and the applicable tax rates.

The Tax Receivable Agreement also provides for acceleration of payment obligations in certain circumstances, including certain changes of control and material breaches of the agreement. In such circumstances, the Issuer may be required to make a lump-sum payment based on the present value of expected future tax benefits determined under the agreement.

Registration Rights Agreement

On June 24, 2026, the Issuer and CIM Group Holdings entered into a Registration Rights Agreement (the "Registration Rights Agreement") providing holders of Exchanged Common Shares customary shelf registration, demand registration and piggyback registration rights following the consummation of a Listing whereby the Issuer will register resales of Exchanged Common Shares to the extent that such shares are not able to then be sold without restriction under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

The foregoing descriptions of the Contribution Agreement, New OP Limited Partnership Agreement, Tax Receivable Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in each case in their entirety by, the full text of such agreements, copies of which are attached hereto as Exhibits 1, 2, 3 and 4 and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons are not a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Contribution and Subscription Agreement, dated as of June 24, 2026, by and among the Issuer, CIM Group Holdings and New OP (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 29, 2026 and incorporated herein by reference).
2 Second Amended and Restated Agreement of Limited Partnership of New OP, dated as of June 24, 2026, by and among the Issuer, New OP General Partner and CIM Group Holdings (filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on June 29, 2026 and incorporated herein by reference).
3 Tax Receivable Agreement, dated as of June 24, 2026, by and among CIM Group, Inc., CIM Finance Holdings, LP, and the other parties thereto (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 29, 2026 and incorporated herein by reference).
4 Registration Rights Agreement, dated as of June 24, 2026, by and among the Issuer and CIM Group Holdings (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on June 29, 2026 and incorporated herein by reference).
99.1 Joint Filing Agreement dated as of July 1, 2026, by and between CIM Group Holdings, LLC, Richard Ressler, Avraham Shemesh and Shaul Kuba.

## Signatures
- CIM Group Holdings, LLC: /s/ David Thompson, David Thompson - Vice President and Chief Financial Officer (07/01/2026)
- Richard Ressler: /s/ Richard Ressler, Richard Ressler (07/01/2026)
- Avraham Shemesh: /s/ Avraham Shemesh, Avraham Shemesh (07/01/2026)
- Shaul Kuba: /s/ Shaul Kuba, Shaul Kuba (07/01/2026)